Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September […], 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 Schooner Growth and Income Fund (S000023018)

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of August 31, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 198 to its registration statement, filed on behalf of its series, Schooner Growth and Income Fund (the “Fund”).  PEA No. 198 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on July 23, 2010 for the purpose of conforming the Fund’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.
Staff Comment:  Please revise the caption for the distribution and service fees line item in the Fees and Expenses of the Fund table to meet the specific requirements set forth under Item 3 of Form N-1A.

Response:  The Trust responds by revising the caption to read as follows: “Distribution and Service (12b-1) Fees.”

2.	Staff Comment: Please add a footnote to the Fees and Expenses of the Fund table describing the contractual fee waiver/expense reimbursement, including the term of the agreement.

Response:  The Trust responds by stating supplementally that the Fund has entered into a new operating expense limitation agreement with the investment advisor, which has an indefinite term and can be terminated only by the Board of Trustees.  The Fund expects that the expense limitation will remain in effect for at least the ten-year period shown in the Example.  The Trust further responds by adding the following footnote to the “Fees and Expenses of the Fund” table:

“Pursuant to an operating expenses limitation agreement between the Fund’s investment advisor, Schooner Investment Group, LLC (the “Advisor”) and the Fund, the Advisor has agreed to waive its management fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive generally of interest and tax expenses, brokerage commissions, extraordinary and non-recurring expenses and acquired fund fees and expenses and dividends on short positions) do not exceed 2.00% of the Fund’s average net assets.  The expense limitation will remain in effect through at least September 28, 2021, and may be terminated only by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expenses limitation agreement can only be terminated by, or with the consent of, the Board of Trustees.  The Advisor is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waived and Fund expenses it paid.”

3.
Staff Comment:  If the fee waiver/expense reimbursement discussed in the footnotes to the Fees and Expenses of the Fund table will not cover the ten-year period shown in the Example, please add a statement to the narrative disclosure in the Example to clarify that the fee waiver/expense reimbursement is applied only the periods shown in the Example for which the operating expenses limitation agreement will be in effect.

Response: The Trust responds by stating supplementally that the operating expenses limitation agreement will be in effect for the entire period covered by the Example, as described in the footnote provided in response to Comment 1, above.

4.	Staff Comment: Please remove the parenthetical disclosure following the share class in the caption of the Example for each share class.

Response:  The Trust responds by making the requested revision.

Prospectus - Summary Section – Principal Investment Strategies

5.
Staff Comment:  Please explain why the Fund’s investment adviser believes that that the definition of large cap companies as those companies with market capitalizations of greater than $5 billion is appropriate.  Note that the Staff believes that large cap companies are typically those with market capitalizations greater than $10 billion.

Response:  The investment adviser believes that the current definition of large cap companies as those companies with market capitalizations of greater than $5 billion is appropriate as it allows the advisor an ample universe of securities to select from and that offer sufficient liquidity.  The advisor believes this definition meets the spirit of the initiative, which is to separate the largest public companies from all others, especially given the fall of markets from their highs of past years.

6.	Staff Comment: Please add disclosure to this section describing how the Fund’s investment adviser selects individual securities for purchase or sale, including both equity and debt securities.

Response:  The Trust responds by revising this section, in part, to read as follows:

“The Advisor uses an intensive qualitative and quantitative research process to identify companies that, in the view of Advisor, have the potential to generate a consistent and sustainable high return on capital and have strong growth prospects.  This process is sensitive to changes in a company’s fundamentals (earnings, earnings valuation, earnings quality, investor sentiment, management signaling and stock prices) as well as underlying technical factors (relative strength index, implied volatility and volume trends).  Additionally, the Advisor will generally consider only securities that it believes to be liquid, aiming to ensure that liquidity risks remain at a relatively low level.

The Fund’s investment strategy suggests the sale of a security if: the aggregate weight of the security is in excess of 5% of the Fund’s assets; the security is deemed to be overvalued by the Advisor, using the investment process described above; the security has deteriorating fundamentals; or a more attractive investment opportunity exists.”

7.	Staff Comment: With respect to the Fund’s investments in debt instruments, please discuss applicable maturity parameters and note any limit to the Fund’s ability to invest in debt instruments.

Response:  The Trust responds by revising applicable disclosure in this section to read as follows:

“The Fund may invest up to 50% of its net assets in various types of fixed income securities, including convertible debt securities and bonds, including zero coupon bonds and bonds that are rated below investment grade, commonly known as “junk bonds.”  The Fund’s investments in fixed income securities will generally include U.S. convertible bonds with an average term to maturity ranging from 2 to 10 years.”

8.	Staff Comment: Please expand this section to include a discussion of the extent to which the Fund will use derivative instruments.

Response:  The Trust responds by revising applicable disclosure in this section to read as follows:

“The Fund may also invest a portion of its assets in derivative instruments as a substitute for taking positions in equity securities or to reduce exposure to other risks.  The Fund will write call options with strike prices and expiration dates designed to maximize the investment objective for each underlying equity security.  The writing of call options is intended to reduce the volatility of the Fund’s investment portfolio and to earn premium income.  The Fund may also occasionally purchase in both index call and put options.”

9.
Staff Comment:  The Staff notes that the Fund may sell a security if the security is deemed to be overvalued by the investment adviser.  Please explain the factors used to determine whether a security has been overvalued.

Response:  The Trust responds by revising the applicable disclosure to read as shown in the Trust’s response to Comment 6, above.

Prospectus – Summary Section – Principal Risks

10.	Staff Comment: Please expand the discussion of tax risk to clarify why tax risk is applicable to the Fund.

Response:  The Trust responds by revising the tax risk factor to read as follows:

•
Tax Risk.  Call option premiums received by the Fund will be recognized upon exercise, lapse or other disposition of the option and generally will be treated by the Fund as short term capital gain or loss.  The Fund’s transactions in options are subject to special tax rules, the effect of which may have adverse tax consequences for the Fund, and which may result in adverse tax consequences for the Fund’s shareholders.  An investor in the Fund should consult their tax adviser to determine the suitability of the Fund as an investment and the tax treatment of Fund distributions.

11.
Staff Comment:  To the extent that zero coupon bond risk applies to the Fund as a principal risk, please also include related disclosure in the discussion of principal investment strategies.  If this is not a principal investment strategy of the Fund, please consider moving the disclosure to the statement of additional information.

Response:  The Trust responds by revising applicable disclosure in the section entitled “Principal Investment Strategies” as set forth in the Trust’s response to Comment 7 above.

12.	Staff Comment: If appropriate, please add a discussion of growth or value style investing to the Fund’s principal risks.

Response:  The Trust responds by stating supplementally that neither a growth or value style of investing is applied to the Fund.

Prospectus – Summary Section – Performance

13.	Staff Comment: Please revise the footnote to the Fund’s performance bar chart to appear as regular text, rather than as a footnote.

Response:  The Trust responds by making the requested revision.

14.	Staff Comment: Please include the bracketed text shown adjacent to the Average Annual Total Returns table only if it is applicable for the current year.

Response:  The Trust responds by removing the bracketed text.

Prospectus – Shareholder Information - Tools to Combat Frequent Transactions

15.
Staff Comment:  The Staff notes that the Trust has adopted polices and procedures that are designed to discourage excessive, short-term trading and other abusive trading practices that may disrupt portfolio management strategies and harm performance.  Please expand disclosure in this section to specifically describe these policies and procedures as required under Item 11(e)(4) of Form N-1A.

Response:  The Trust responds by revising this section to read as follows:

“The Fund is intended for long-term investors.  Short-term “market-timers” who engage in frequent purchases and redemptions may disrupt the Fund’s investment program and create additional transaction costs that are borne by all of the Fund’s shareholders.  The Board of Trustees has adopted polices and procedures that are designed to discourage excessive, short-term trading and other abusive trading practices that may disrupt portfolio management strategies and harm performance.  The Fund takes steps to reduce the frequency and effect of these activities in the Fund.  These steps include, among other things, monitoring trading activity and using fair value pricing.  Although these efforts are designed to discourage abusive trading practices, these tools cannot eliminate the possibility that such activity will occur.  The Fund seeks to exercise its judgment in implementing these tools to the best of its abilities in a manner that it believes is consistent with shareholder interests.  Except as noted herein, the Fund applies all restrictions uniformly in all applicable cases.

Monitoring Trading Practices.  The Fund monitors selected trades in an effort to detect excessive short-term trading activities.  If, as a result of this monitoring, the Fund believes that a shareholder has engaged in excessive short-term trading, it may, in its discretion, ask the shareholder to stop such activities or refuse to process purchases in the shareholder’s accounts.  In making such judgments, the Fund seeks to act in a manner that it believes is consistent with the best interests of its shareholders.  The Fund uses a variety of techniques to monitor for and detect abusive trading practices.  These techniques may change from time to time as determined by the Fund in its sole discretion.  To minimize harm to the Fund and its shareholders, the Fund reserves the right to reject any purchase order (but not a redemption request), in whole or in part, for any reason  and without prior notice.  The Fund may decide to restrict purchase and sale activity in its shares based on various factors, including whether frequent purchase and sale activity will disrupt portfolio management strategies and adversely affect Fund performance.

Fair Value Pricing.  The Fund employs fair value pricing selectively to ensure greater accuracy in its daily NAV and to prevent dilution by frequent traders or market timers who seek to take advantage of temporary market anomalies.  The Board of Trustees has developed procedures which utilize fair value pricing when reliable market quotations are not readily available or the Fund’s pricing service does not provide a valuation (or provides a valuation that, in the judgment of the Advisor, does not represent the security’s fair value), or when, in the judgment of the Advisor, events have rendered the market value unreliable.  Valuing securities at fair value involves reliance on judgment.  Fair value determinations are made in good faith in accordance with procedures adopted by the Board of Trustees.  There can be no assuarance that the Fund will obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the Fund determines its NAV per share.  More detailed information regarding fair value pricing can be found in this Prospectus under the heading entitled “Share Price.”

Due to the complexity and subjectivity involved in identifying abusive trading activity and the volume of shareholder transactions the Fund handles, there can be no assurance that the Fund’s efforts will identify all trades or trading practices that may be considered abusive.  In particular, since the Fund receives purchase and sale orders through Financial Intermediaries that use group or omnibus accounts, the Fund cannot always detect frequent trading.  However, the Fund will work with financial institutions as necessary to discourage shareholders from engaging in abusive trading practices and to impose restrictions on excessive trades.  In this regard, the Fund has entered into information sharing agreements with financial intermediaries pursuant to which these intermediaries are required to provide to the Fund, at the Fund’s request, certain information relating to their customers investing in the Fund through non-disclosed or omnibus accounts.  The Fund will use this information to attempt to identify abusive trading practices.  Financial intermediaries are contractually required to follow any instructions from the Fund to restrict or prohibit future purchases from shareholders that are found to have engaged in abusive trading in violation of the Fund’s policies.  However, the Fund cannot guarantee the accuracy of the information provided to it from financial intermediaries and cannot ensure that it will always be able to detect abusive trading practices that occur through non-disclosed and omnibus accounts.  As a result, the Fund’s ability to monitor and discourage abusive trading practices in non-disclosed and omnibus accounts may be limited.”

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers